SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing

(Check one)	☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For period ended June 30, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

BankUnited Financial Corporation
Full name of registrant

Former name if applicable

255 Alhambra Circle
Address of principal executive office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II

RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to continuing adverse market conditions, the complexity of accounting and disclosure issues has increased and we have dedicated additional time to our review and analysis of our business including, without limitation, lending, liquidity, operations, and capital. Accordingly, we are unable to complete the filing of our Quarterly Report on Form 10-Q for the period ended June 30, 2008 within the required time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Humberto L. Lopez	(305) 569-2000
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

As detailed in a press release furnished to the Commission on August 8, 2008, on Form 8-K, we expect to report a loss of $117.7 million, or a loss of $3.35 per diluted share for the quarter ended June 30, 2008, compared to earnings of $23.2 million, or $0.62 per diluted share, for the quarter ended June 30, 2007.

BankUnited Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

BANKUNITED FINANCIAL CORPORATION

Date:	August 12, 2008	By:	/s/ HUMBERTO L. LOPEZ
		Name:	Humberto L. Lopez
		Title:	Senior Executive Vice President and Chief Financial Officer